Transamerica Partners Balanced Portfolio


Fund	Offering Date/Trade Date	Issuer/Security
	Cusip	Offering Type	Shares	Unit Price of
Offering/Price Paid Per Unit	Spread	Total Price Paid
	Underwriter From Whom the Fund Purchased
	Total Shares Offered	Total Size of the
Offering	Total Shares Purchased by Investment
Management	Total Price Paid by the Fund Plus Total
Price paid For Same Securities Purchased By the Same
Sub-adviser	% of Offering
Transamerica Partners- Balanced Portfolio
	2/26/2015	American Tower Corporation
(AMT) Secondary	03027X100	U.S. Registered
2,400 	 $97.00 	 $2.5705 	$232,800
	Goldman, Sachs & Co.	 23,500,000
	$2,279,500,000	 1,654,100 	$160,447,700
	7.04%	Goldman, Sachs & Co. / BofA Merrill
Lynch / Barclays / Ciitgroup / J.P. Morgan / Morgan
Stanley / RBC Capital Markets / RBS / TD Securities /
BBVA / BNP Paribas / Credit Agricole CIB / EA Markets /
HSBC / Macquarie Capital / Mizuho Securities /
Santander / Scotiabank / SMBC Nikko / SunTrust
Robinson Humphrey